FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2007

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.	Summary of the resolutions passed by the General Ordinary, Extraordinary and Special Class C Meetings held on April 27, 2007.

2.	Press Release, regarding the resolutions passed by the Shareholders Meeting held on April 27, 2007 and the Board of Directors held on that same date.

Item 1

FREE TRANSLATION

TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

Summary of the resolutions passed by the General Ordinary,

Extraordinary and Special Class C Meetings held on April 27, 2007

18 Shareholders attended the Meeting, 6 under their own name, and 12 by representation, with an aggregate number of 756,341,496 shares entitling to an equal number of votes, and representing 76.83% of the capital and votes.

The resolutions of the General Ordinary and Extraordinary Meetings with respect to items 1º, 2º, 4º, 5º, 6º, 7º, 8º, 9º, and 10º of the Agenda were approved by a majority of the computable votes and those relative to items 3º and 11º were unanimously approved taking into account only the computable votes, and not considering for the base of calculation the voluntary abstentions.

The resolutions passed upon considering each of the items of the Agenda are the following:

1º) Appointment of two shareholders to approve and sign the minutes.

Mr José Gustavo Pozzi representative of Nortel Inversora S.A., and Mr. Osvaldo Jorge Pibida, representative of JP Morgan Chase Bank National Association Buenos Aires Branch.

2º) Review of the documents provided for in Section 234, Subsection 1 of Law Nº 19,550, the Comisión Nacional de Valores Regulation and the Listing Regulations of the Bolsa de Comercio de Buenos Aires, and of the accounting documents in English language required by the U.S. Securities & Exchange Commission regulation for the 18th fiscal year ended on December 31, 2006.

The whole of the documentation submitted for the consideration of the shareholders was approved in the same manner as presented by the Board of Directors, the Audit Committee, and the Surveillance Committee, except for the proposal included in the Annual Report related to the allocation of Unappropriated Retained Earnings, which was specifically dealt with in another item of the Agenda.

3º) Consideration of the Earnings of the Fiscal Year and the proposal of the Board of Directors to transfer the entire negative balance of the Retained Earnings as of December 31, 2006.

The Meeting approved the transfer to the new fiscal year of the entire negative balance of retained earnings as of December 31, 2006.

4º) Review of the performance of the Board of Directors and the Surveillance Committee acting during the 18th fiscal year.

The performance of the Board of Directors and the Surveillance Committee holding office during the eighteenth fiscal year was approved.

5º) Review of the Board of Directors’ compensation (P$1,877,000,- allocated amount) for the fiscal year ended on December 31, 2006, which recorded a loss under the terms of the Regulation of the Comisión Nacional de Valores.

A global fee of $1,877,000 for the Board of Directors that held office during the eighteenth fiscal year was approved, to be payable to the independent directors, as determined by the Board of Directors.

6º) Authorization to the Board of Directors to make advance payments of fees payable up to P$2,000,000 to those directors who during the 19th fiscal year qualify as “independent directors”, or to those who perform technical and administrative tasks or special assignments, contingent upon the decision passed at the shareholders meeting that reviews the documents of such fiscal year

The Board of Directors was authorized, ad-referendum to what is decided in the respective Shareholders Meeting, to make advances of fees to the directors that during the nineteenth fiscal year qualify as “independent directors”, or that perform technical and administrative tasks, or that take part of special commissions entrusted by the Board of Directors, for an amount of up to P$2,000,000. The Board was allowed to increase the maximum amount, under the basis of a reasonable parameter, in case the Argentine economy experiences an inflationary process.

7º) Fees payable to the Surveillance Committee acting during the 18th fiscal year.

The Surveillance Committee that acted during the eighteenth fiscal year was assigned a global fee of P$345.000.-

8º) Election of regular and alternate directors to serve office during the 19th fiscal year.

The number of acting and alternate directors to hold office during the nineteenth fiscal year was established in 6 and 6, respectively.

The following were appointed acting directors: Messrs. Oscar Carlos Cristianci, Carlos Alberto Felices, Enrique Garrido, Raul Antonio Miranda, Julio Pedro Naveyra, and Gerardo Werthein. The following were appointed alternate directors: Messers. Jorge Alberto Firpo, and Marco Emilio Patuano (as

alternates, indistinctly, of Messrs. Cristianci, and Felices); Mr. Gustavo Enrique Garrido (as alternate of Mr. Enrique Garrido), Mr. Eduardo Federico Bauer (as alternate to Mr. Gerardo Werthein), Mr. Adrian Werthein (as alternate, indistinctively, of Messrs. Miranda and Gerardo Werthein), and Mr. Esteban Gabriel Macek (as alternate, indistinctively, of Messrs. Miranda and Naveyra).

The acting directors Messrs. Raul Antonio Miranda, Julio Pedro Naveyra, and the alternate director Mr. Esteban Gabriel Macek qualify as “independent”, in accordance to the Rules of the Comisión Nacional de Valores and the Securities and Exchange Commission. The acting director Mr. Enrique Garrido and his alternate Mr. Gustavo Enrique Garrido qualify as “independent” in accordance to the Rules of Securities and Exchange Commission. The rest of the nominated directors qualify as “non-independent”.

9º) Election of regular and alternate members of the Surveillance Committee for the 19th fiscal year.

Messrs. Jorge Luis Perez Alati, Silvia Graciela Poratelli and Gerardo Prieto were appointed as acting syndics, while as alternates Mr. Diego Serrano Redonnet (as alternate of Mr. Perez Alati) and Mrs. Jacqueline Berzon, (as alternate to Messrs. Poratelli) and Mr. Guillermo Feldberg (alternate to Mr Prieto) were appointed.

10º) Appointment of the independent auditors who shall review the financial statements for the 19th fiscal year and establishing their compensation as well as that payable to the auditors acting during the fiscal year ended on December 31, 2006.

“Price Waterhouse & Co. SRL” was appointed as External Auditors of the Financial Statements of the nineteenth fiscal year, while Mr. Juan Carlos Grassi will act as acting Certified Public Accountant and Mr. Carlos Nestor Martinez will act as alternate. In addition, the compensation was resolved to be established by the Shareholders Meeting considering such Financial Statements, empowering the Audit Committee to establish service modalities and make advances.

As to the compensation to the External Auditors providing services during the Fiscal Year ended December 31, 2006, the same was established in the total amount of $ 3.331,029, VAT excluded, of which $1.150.000 corresponds to fees for auditing services related to the financial statements and $2.161.029 to fees for the auditing activities performed in relation to the certification of Section 404 of the Sarbanes-Oxley Act.

11º) Consideration of the budget to be assigned to the Audit Committee for fiscal year 2007.

The budget for the performance of the Audit Committee for the fiscal year to be closed in December 31, 2007 was set at P$700,000.

Ms. Nora Lavorante attended the Meetings on behalf of the Buenos Aires Stock Exchange.

Carlos Alberto Felices

Chairman

Item 2

FREE TRANSLATION

TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

APPOINTMENT OF DIRECTORS, SYNDICS, EXTERNAL AUDITORS

AND MEMBERS OF AUDIT COMMITTEE

The resolutions passed by the Shareholders Meeting held on April 27, 2007 and the Board of Directors held on that same date, with respect to the conformation of the Board of Directors, the Supervisory Committee, the External Auditors and the Audit Committee of Telecom Argentina S.A. that will held office during the 19th Fiscal Year (January 1st, 2007 to December 31st, 2007):

BOARD OF DIRECTORS: Chairman: Carlos Alberto Felices. Vice-Chairman: Gerardo Werthein. Acting Directors: Oscar Carlos Cristianci, Enrique Garrido, Raul Antonio Miranda, and Julio Pedro Naveyra. Alternate Directors: Eduardo Federico Bauer, Jorge Alberto Firpo, Mr Gustavo Enrique Garrido, Esteban Gabriel Macek, Marco Emilio Patuano, Mr. Adrian Werthein.

SUPERVISORY COMMITTEE: Acting Syndics: Jorge Luis Perez Alati, Silvia Graciela Poratelli and Gerardo Prieto. Alternates Syndics: Diego Serrano Redonnet, Jacqueline Berzon, and Mr. Guillermo Feldberg.

EXTERNAL AUDITORS: Price Waterhouse & Co. Acting Certified Public Accountant: Juan Carlos Grassi. Alternate Certified Public Accountant: Carlos Néstor Martínez.

AUDIT COMMITTEE: Enrique Garrido, Raúl Antonio Miranda and Julio Pedro Naveyra (“financial expert” of the Audit Committee).

Carlos Alberto Felices

Chairman

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	May 1, 2007	By:	/s/ Amadeo R. Vázquez
Name: Amadeo R. Vázquez
Title: President